Exhibit 4.1

Description of Securities Registered under Section 12 of the

Securities Exchange Act of 1934

Farmers and Merchants Bancshares, Inc. (the “Company”) is authorized by its charter to issue up to 5,000,000 shares of capital stock, all of which have been classified as shares of common stock, par value $.01 per share (“Common Stock”). The Company’s charter (the “Charter”) permits the Board (the “Board”), without stockholder approval, to classify and reclassify authorized but unissued shares of capital stock of any class or series by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the shares of stock.

As of February 28, 2026, there were 3,235,707 shares of Common Stock issued and outstanding.

The Common Stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Stock is not listed on any securities exchange, but shares are traded in the over-the-counter market by certain broker-dealers and price quotations are available through the OTC Markets Group’s OTCID Basic Market (the “Basic Market”) under the symbol “FMFG”. Price quotations reported through the Basic Market reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

The Company has also registered common stock purchase rights (“Rights”) under the Exchange Act. There is no market for the Rights.

Common Stock

The following is a summary of the general terms of the Common Stock. This summary does not purport to be complete in all respects. The full terms of the Common Stock are set forth in the Charter, the Company’s Amended and Restated Bylaws, as amended to date (the “Bylaws”), and the applicable provisions of the Maryland General Corporation Law (the “MGCL”).

General

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Common Stock are not entitled to cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratable dividends that are declared by the Board out of funds legally available for such a purpose. Holders of Common Stock have no preemptive rights and have no rights to convert their shares Common Stock into any other securities. The Common Stock is not redeemable. All of the outstanding shares of the Common Stock are fully paid and non-assessable.

The Transfer Agent for the Common Stock is Equiniti Trust Company, LLC.

Dividends and Other Distributions

The declaration of dividends on the Common Stock is at the discretion of the Board. The Company is subject to various bank regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Company’s ability to pay dividends to holders of the Common Stock is largely dependent upon its receipt of dividends from Farmers and Merchants Bank.

Both federal and Maryland laws impose restrictions on the ability of a Maryland bank to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized”. Maryland state-chartered banks may pay dividends only out of undivided profits or, with the prior approval of the Maryland Office of Financial Regulation, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies have the ability to prohibit a proposed dividend by a financial institution that would otherwise be permitted under applicable law if the regulatory body determines that the payment of the dividend would constitute an unsafe or unsound banking practice. A bank that is considered to be a “troubled institution” is prohibited by federal law from paying dividends altogether.

As a general corporate law matter, the MGCL prohibits the Company from paying dividends on the Company’s capital stock, including the Common Stock, unless, after giving effect to a proposed dividend, (i) the Company will be able to pay its debts as they come due in the normal course of the Company’s business and (ii) the Company’s total assets will be greater than its total liabilities plus, unless the Charter permits otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividend. Notwithstanding the Company’s inability to pay dividends pursuant to item (ii) above, the Company may nevertheless pay dividends out of (a) its net earnings for the fiscal year in which the distribution is made, (b) its net earnings for the preceding fiscal year, or (c) the sum of its net earnings for the preceding eight fiscal quarters.

On September 25, 2025, the Company issued $12,500,000 million in aggregate principal amount of its 7.875% Fixed to Floating Rate Subordinated Notes due September 25, 2035. Subject to certain exceptions set forth in the subordinated notes, if the Company were to fail to make any required payment of principal or interest under one of the subordinated notes or an Event of Default (as defined in the subordinated notes) were to occur, then, until such Event of Default is cured by the Company or waived by the holders of the subordinated notes, the Company would be prohibited from, among other things, declaring or paying any dividends or distributions on, or redeeming, purchasing, acquiring, or making a liquidation payment with respect to, any of the Company’s capital stock, including the Common Stock.

Rights Upon Liquidation

In the event of the Company’s liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock.

Anti-Takeover Provisions under Maryland Law, the Charter and the Bylaws

The provisions of Maryland law, the Charter, and the Bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her, or its best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Business Combinations under Maryland Law

The Maryland Business Combination Act generally prohibits corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested shareholder” for a period of five years following the most recent date on which the interested shareholder became an interested shareholder. An interested shareholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock.

A business combination that is not prohibited must be recommended by the Board and approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested shareholder, voting together as a single voting group, unless, among other things, the corporation’s stockholders receive a minimum price, as defined in the Maryland Business Combination Act for their shares, in cash or in the same form as paid by the interested shareholder for its shares. These provisions will not apply if the Board has exempted the transaction in question or the interested shareholder prior to the time that the interested shareholder became an interested shareholder. In addition, the Board may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by type, as to specifically identified or unidentified existing or future stockholders or their affiliates from the business combination provisions of the Maryland Business Combination Act.

Control Share Acquisitions

The Maryland Control Share Acquisition Act generally provides that “control shares” of a corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the shareholders at a meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. “Control shares” are shares of stock that, if aggregated with all other shares of stock of the corporation previously acquired by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power or a majority or more of all voting power. “Control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. If voting rights or control shares acquired in a control share acquisition are not approved at a shareholders’ meeting, then, subject to certain conditions, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights.

Preference Stock Authorization

As noted above, the Charter gives the Board the authority to, without the approval of the holders of the Common Stock, classify and reclassify any class or series of the Company’s authorized but unissued capital stock. A series of preferred stock and any other shares of capital stock that the board classifies or reclassifies may possess rights superior to the rights of the holders of the Common Stock. In addition, the Charter permits the Board, without the approval of stockholders, to issue authorized shares of any class of capital stock. As a result, this “blank check” stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Advance Notice Procedure for Director Nominations by Stockholders

The Bylaws allow stockholders to submit director nominations. For nominations to properly come before the meeting, however, the nominating stockholder must have given timely written notice of the nomination to either the Chairman of the Board or the President of the Company. To be timely, a nomination must be given not less than 150 days nor more than 180 days prior to the date of the meeting of stockholders called for the election of directors which, for purposes of this requirement, is deemed to be on the same day and month as the annual meeting of stockholders for the preceding year. The notice must contain the following information to the extent known by the notifying stockholder:

·	the name and address of each proposed nominee;

·	the principal occupation of each proposed nominee;

·	the class or series and number of shares of capital stock of the Company owned by each proposed nominee;

·	the name and residence address of the notifying stockholder;

·	the class or series and number of shares of capital stock of the Company owned by the notifying stockholder;

·	the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director; and

·

all information relating to the proposed nominee that would be required to be disclosed by Regulation 14A under the Exchange Act, assuming that such provisions would be applicable to the solicitation of proxies for the proposed nominee.

Classified Board; Removal of Directors

The Charter provides that the members of the Board are divided into four classes, as nearly equal in number as possible. Each class is elected for a four-year term and until their respective successors are duly elected and qualify. At each annual meeting of stockholders, approximately one-fourth of the members of the Board are elected for a four-year term and the other directors remain in office until their four-year terms expire. The Charter and Bylaws provide that no director may be removed without cause, which term is defined to include any of the following: (i) an act or failure to act by the director that constitutes fraud, misappropriation or damage to the property or business of the Company; (ii) the director’s commission of an act of dishonesty or of a crime, or causing the Company to commit a crime; or (iii) an act or failure to act by the director that is prejudicial to the interest of the Company. Any removal for cause requires the affirmative vote of the holders of at least a majority of the outstanding voting stock of the Company. Further, stockholders may attempt to remove a director for cause after service of specific charges, adequate notice and a full opportunity to refute the charges. Thus, control of the Board cannot be changed in one year without removing the directors for cause as described above; rather, at least three annual meetings must be held before a majority of the members of the board could be changed. Only the Board may amend or repeal the Bylaws, and any such amendment or repeal would require the approval of at least two-thirds of all directors.

Advance Notice Procedure for Stockholder Proposals

The Bylaws allow stockholders to submit proposals to be presented for action at an annual meeting of stockholders. For such proposals to properly come before the meeting, however, the proposing stockholder must (i) be a stockholder of record on the date on which notice of the proposal is given and on the record date for the annual meeting and (ii) have given timely written notice of the proposal to the Secretary of the Company. To be timely, the notice must be given not less than 120 days nor more than 180 days prior to the date of the annual meeting of stockholders which, for purposes of this requirement, is deemed to be on the same day and month as the annual meeting of stockholders for the preceding year. Certain exceptions apply in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting. The notice must contain the following information with respect to the proposal: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and address of the stockholder as they appear on the Company’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (c) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder and such beneficial owner; (d) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (e) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Common Stock Purchase Rights

On July 30, 2024, the Board adopted a stockholder rights plan pursuant to which issued to the record holders of the Common Stock one Right in respect of each share of Common Stock held by such holders as of the close of business on August 12, 2024 (the “Record Date”). The terms of the Rights are set forth in the Rights Agreement, dated as of July 30, 2024 (the “Original Rights Agreement”), and amended by that certain First Amendment to Rights Agreement, dated as of June 17, 2025 (the “First Amendment” and, together with the Original Rights Agreement, as it may be further amended from time to time, the “Rights Agreement”), by and between the Company and Equiniti Trust Company, LLC, as rights agent (or any successor rights agent, the “Rights Agent”).

In general terms, the Rights Agreement imposes significant dilution upon any person or group (other than the Company or certain related persons) that is or becomes the beneficial owner of 11% (the “Triggering Percentage”) or more of the outstanding shares of Common Stock without the prior approval of the Board. A person or group that becomes the beneficial owner of the Triggering Percentage or more is called an “Acquiring Person”. Any Rights held by an Acquiring Person will be null and void and may not be exercised. Stockholders that beneficially own the Triggering Percentage or more of the outstanding shares of Common Stock on the date the plan is adopted, are not considered Acquiring Persons; however, such stockholders generally may not acquire, or obtain the right to acquire, beneficial ownership of one or more additional shares of the Common Stock. The term “beneficial ownership” is defined in the Rights Agreement and includes, among other things, certain securities that may be exercised or converted into shares of Common Stock and certain derivative arrangements.

The following is a summary of the general terms of the Rights. This summary does not purport to be complete in all respects. The full terms of the Rights are set forth in Rights Agreement. The Original Agreement was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 30, 2024, and the First Amendment was filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 18, 2025.

The Rights

Each Right initially entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one ten-thousandth (a "Unit") of a share of Common Stock, at a price equal to the quotient of $95.00 divided by 10,000 for each Unit of a share of Common Stock, subject to certain adjustments (as adjusted from time to time, the "Exercise Price"). Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Exercisability

Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of:

(i)         the close of business on the 10th business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an Acquiring Person, subject to certain exceptions, or

(ii)         the close of business on the 10th business day after the date that a tender offer or exchange offer is first published or sent or given by any person or group of affiliated or associated persons, the consummation of which would result in such person or group becoming an Acquiring Person.

The date the Rights become exercisable is referred to as the "Distribution Date." With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the earlier of the Distribution Date and the Expiration Date (as defined below), the Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates (as defined below). With respect to book entry shares of Common Stock outstanding as of the Record Date, until the earlier of the Distribution Date and the Expiration Date, the Rights will be evidenced by the book entry account system that evidences record ownership of such shares. Until the earlier of the Distribution Date and the Expiration Date, the transfer of any shares of Common Stock outstanding on the Record Date will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such Rights Certificates alone will evidence the Rights, subject to certain adjustments. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates and the Rights shall be transferable separately from the Common Stock.

Flip-In Event

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will, following the Distribution Date, have the right to receive upon exercise of a Right that number of shares of Common Stock (or at the option of the Company, other securities of the Company) having a market value of two times the Exercise Price, unless the Rights were earlier redeemed or exchanged.

Flip-Over Event

In the event that, after a person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof, which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of Common Stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the Exercise Price of the Right.

Expiration

The Rights are not exercisable until the Distribution Date. The Rights will expire prior to the earliest of (i) the close of business on July 29, 2026, or such later date as may be established by the Board prior to the expiration of the Rights; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

Exchange

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, the Board, at its option, may, in lieu of allowing the Rights to be exercised, exchange the Rights (other than Rights beneficially owned by such Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof, which will have become null and void), in whole or in part, for shares of Common Stock, at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustments).

Redemption

At any time before the Distribution Date, the Board may authorize the redemption of the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”), payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions

The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock or convertible securities at less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions involving the Common Stock. With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% of the Exercise Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

Amendments. For so long as the Rights are redeemable, the Company may from time to time in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights, and the Rights Agent shall, if the Company so directs, execute such supplement or amendment. At any time when the Rights are not redeemable, the Company may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity, (ii) correct or supplement any provision of the Rights Agreement that may be defective or inconsistent with any other provisions of the Rights Agreement, (iii) shorten or lengthen any time period in the Rights Agreement or (iv) otherwise change, amend or supplement any provision that the Company may deem necessary or desirable. However, from and after the time when the Rights are no longer redeemable, the Rights Agreement may not be amended or supplemented in any manner that would, among other things, adversely affect the interests of the holders of Rights (other than holders of Rights that have become null and void).